

Mail Stop 3720

September 28, 2007

Mr. John Fisbeck
Chief Executive Officer
Fortune Industries, Inc.
6402 Corporate Drive
Indianapolis, Indiana 46278

Re: **Fortune Industries, Inc.**
Form 10-K for Fiscal Year Ended August 31, 2006
Filed November 29, 2006

Forms 10-Q for Fiscal Quarters Ended November 30, 2006, February 28, 2007, and May 31, 2007
File No. 0-19049

Dear Mr. Fisbeck:

     We have reviewed your supplemental response letters dated April 24, 2007 and July 31, 2007 as well as your filing and have the following comments. As noted in our comment letter dated March 26, 2007, we have limited our review to your financial statements and related disclosures and do not intend to expand our review to other portions of your documents.

Form 10-K for the fiscal year ended August 31, 2006
Note 2 – Acquisitions and Pro Forma Financial Statements, page 55

1. We note your response to comment 1. It appears that you, through the issuance of the put option, guarantee the seller a minimum value of your common stock. In this regard, we note that if the market price of your common stock is lower than $10.33, the seller has the right to exercise their put options. Therefore, it is unclear to us why you believe that you should not record, as part of the cost of the acquisition, the maximum consideration of $10.33 per share that you may be required to pay the seller if the put is exercised. Please revise or advise addressing EITF 97-15 in detail.

2. Please note that SAB Topic 5 as codified in SAB 107 states that in instances were a principal stockholder pays a liability for the company should be accounted for as capital contributions "unless the stockholder's action is caused by a relationship or obligation completely unrelated to his position as a stockholder or such action clearly does not benefit the company." In this regard, it appears that the put option issued in connection with the acquisition of CMS clearly provides benefit to the company. Please revise or advise.

Form 10-Q for the quarterly period ended November 30, 2006
Note 11- Variable Interest Entity, page 20

3. We note your response to prior comment 2. Tell us if any of the other real estate acquired by FFD was leased to third parties or solely to the Company.

4. Tell us why you consider the Minority Interest in Variable Interest Entity line item appropriate. It appears to us that since FFD, is consolidated the distributions to Mr. Fortune and Mr. Fisbeck should be addressed in the equity section of the consolidated financial statements.

Note 8 – Debt Arrangements
Credit Facility Loan and Security Agreement, page 19

5. We note your response to prior comment 4. Tell us why you believe that an oral waiver from your lender provides appropriate evidence to support long-term debt classification. Also, clarify to us whether your majority shareholder agreed: (1) to pay the debt to the lender in the event your bank called your loan; and (2) to reissue the obligation to you under the existing terms of the loan. If so, tell us whether you would continue to be in violation of the existing covenants and why you believe that long-term debt classification would be appropriate.

6. Tell us how you considered paragraph 5 of SFAS 78 in concluding that long-term debt classification is appropriate. Specifically, tell us whether the lender waived its right to demand repayment for more than one year.

Note 12 – Variable Entity, page 22

7.   Since you consolidate FFD, it appears that all the activities that are not eliminated in consolidation should be reflected in your financial statements. In this regard, it appears that you should remove the minority interest line item and move all the activities related to distributions of FFD in the equity section of your Consolidated Balance Sheet and the Consolidated Statement of Changes in Shareholders' Equity as applicable. Also, the Consolidated Statement of Cash Flows should present the activities of FFD according to SFAS 95. Please revise or advise.

Form 10-Q for the quarterly period ended May 31, 2007
Note 2 – Acquisitions and Pro Forma Results, page 13

8. Tell us how you accounted for the contingent consideration and the put option issued in the ESG transaction. Tell us why the details were not disclosed in the Form 10-Q.

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Please respond to these comments within 10 business days or tell us when you will provide us with a response. You may contact Michael Henderson, Staff Accountant, at (202) 551-3364 or Carlos Pacho, Senior Assistant Chief Accountant, at (202) 551-3835 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 if you have any other questions.

       Sincerely,

       Larry Spirgel
       Assistant Director